FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated September 27, 2016 titled “Homaira Akbari joins the board of Banco Santander”

Item 1

Homaira Akbari joins the board

of Banco Santander

•    Ms Akbari brings extensive global business experience and expertise in Big Data and The Internet of Things

•    Santander Board diversity is key strength, with greater international and sector representation and 40% women

Madrid, September 27, 2016. The Board of Directors of Banco Santander has agreed to name Homaira Akbari as an independent member of the Board. Ms. Akbari was nominated by the Bank’s Appointments’ Committee, filling the vacancy left by Angel Jado who has resigned from his position. Her appointment has received the necessary regulatory approvals and will be put forward for ratification at Banco Santander’s next general shareholders meeting.

Following Ms. Akbari’s nomination, the Board of Directors of Banco Santander will increase its diversity, with greater international and sector representation. The bank will now have six women on the board, or 40% of its members, among the highest presence in international banking. The Board will continue to have 15 members of which a majority (eight) are independent.

Homaira Akbari has dual American and French nationality, earned a Ph.D. in particle physics from Tufts University and holds an MBA from Carnegie Mellon University. She has had an extensive corporate career in France and the United States. Ms. Akbari is CEO of global advisory firm AKnowledge Partners, which specializes in The Internet of Things, Security, Big Data and Analytics. She is a board member at several technology companies as well as the French service and utility company Veolia Environnement.

Banco Santander’s Group Executive Chairman, Ana Botín, said: “The Bank is very proud to have Homaira join our board of directors. Her skills and professional experience will be extremely useful for Santander as we move ahead in our digital transformation. Her broad cultural and professional background will make us a better bank”.

“I would also like to express my gratitude to Angel Jado for his commitment, dedication and the significant contribution he has made to the Bank. Over the years, his advice and strategic vision were very valuable to the board and to me personally”. Mr Jado was a member of the board of directors in two different periods throughout the Group’s history, from 1972 to 1998 and from 2010 to 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 27, 2016	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer